

February 23, 2011

Ikuo Otani, Chief Financial Officer
Wacoal Holdings Corp.
29 Nakajima-cho, Kisshoin, Minami-ku
Kyoto 601-8530, Japan

> **Re:** **Wacoal Holdings Corp.**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed July 16, 2010**
> **File No. 000-11743**

Dear Mr. Otani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Operating and Financial Review and Prospects, page 26

Liquidity and Capital Resources, page 50

1.   Please provide us the disclosures required by Item 5.B.2 of Form 20-F regarding your credit facilities described on page 50 and confirm that you will provide this disclosure in future filings. Also, please provide us with an analysis of why your credit facilities are not material agreements, as we note in aggregate the credit facilities represent approximately 13% of your total assets.

Exhibits

2.   We note that you acquired the remaining 51% interest of Peach John that you did not already own on January 10, 2008 and also acquired Lecien on August 17, 2009 in a share exchange. Please file any material agreements related to these transactions, as required

by Instructions 4(a) or (b) as to the Exhibits on Form 20-F with your next periodic filing, or advise us why these agreements are not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or David Link at (202) 551-3356.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director